UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amended Form N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its original Notification of Registration on Form N-8A, filed on September 8, 1997  (File No. 811-08347), for the purpose of reflecting the adoption, effective November 2, 2010, of ZALICO Variable Separate Account – 2 (formerly KILICO Variable Separate Account – 2) as the new name of the registered separate account, and amends its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amended notification of registration submits the following information:

Name:  ZALICO Variable Separate Account – 2 (formerly KILICO Variable Separate Account – 2)

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

1400 American Lane
Schaumburg, Illinois  60196

Telephone Number (including area code):  (425) 577-5100

Name and address of agent for service of process:

Juanita M. Thomas, Esq.
Zurich American Life Insurance Company
1114 Georgia Street
Louisiana, MO 63353

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:  Yes [   ]   No [ X ]

FORM N-8A

Item 1.                                Exact name of registrant.

ZALICO Variable Separate Account – 2 (the “Separate Account”)

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Separate Account was organized in Illinois on June 17, 1997.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Separate Account is organized as a separate account of Zurich American Life Insurance
Company under Illinois insurance law and meets the definition of “separate account” in Section
2(a)(37) of the Investment Company Act of 1940 (the “1940 Act”).

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Separate Account is classified as a unit investment trust.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

Not applicable. The Separate Account is not a management company.

(b)	state whether registrant is registering as a “diversified” or a “non-diversified” company.

Not applicable. The Separate Account is not a management company.

Item 6.	Name and address of each investment adviser of registrant.

Not applicable. The Separate Account does not have an investment adviser.

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not applicable. The Separate Account does not have a board of directors.

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

Zurich American Life Insurance Company (“ZALICO”), located at 1400 American Lane,
Schaumburg, Illinois, 60196, is the depositor of the Separate Account.

(b)	state the name and address of each officer and director of each sponsor of registrant;

Name	Office with ZALICO
David Dietz1	President and Chief Executive Officer
Richard Grilli2	Senior Vice President and Chief Operating Officer
Simon Lodge1	Senior Vice President and Chief Financial Officer
Kevin T. Hogan6	Director and Chairman of the Board
Richard J. Hauser3	Director and Assistant Treasurer
Barry S. Paul3	Director and Assistant Treasurer
Nicolas A. Burnet2	Director
Linda L. Swanson3	Director
Michael Rohwetter2	Vice President and Chief Investment Officer
David M. Lorenz5	Vice President and Chief Compliance Officer
Rick Persaud2	Vice President and Chief Risk Officer
Ali R. Rifai1	Senior Vice President, General Counsel and Corporate Secretary
Jeffrey S. Horton2	Senior Vice President-Finance and Treasurer
Cathy Ehrlich2	Vice President and Chief Actuary
Diana Branciforte2	Vice President and Controller
Glenn Carrascoso2	Vice President
Steven Gaeta2	Vice President
Elizabeth Lawn2	Vice President
Sherif Zakhary1	Vice President
Dawn Cummings-Fritz3	Assistant Vice President
Margaret Labno3	Assistant Vice President
Ryan Gibbons3	Assistant Corporate Secretary
Mary Lyn DeNiro1	Assistant Corporate Secretary
Jon Nagel1	Assistant Corporate Secretary
David Dampman4	Assistant Corporate Secretary

Juanita M. Thomas, Esq.7 serves as the Chief Compliance Officer for the Registrant.

_____________________________________________
1  The principal business address is 105 East 17th Street, New York, NY  10003-2105
2  The principal business address is 165 Broadway, One Liberty Plaza, New York, NY  10006-1466
3  The principal business address is 1400 American Lane, Schaumburg, IL  60196-1056
4  The principal business address is 7045 College Boulevard, Overland Park, KS  66211-1523
5 The principal business address is 3003 77th Avenue, SE, Mercer Island, WA  98040
6  The principal business address is Mythenquai 2, 8022 Zurich, Switzerland
7  The principal business address is 1114 Georgia Street, Louisiana, MO 63353

(c)	state the name and address of each trustee and each custodian of registrant.

ZALICO acts as custodian of the Separate Account’s assets, in accordance with Rule 26(a)(2) of the 1940 Act.

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

Yes. The Separate Account issues new units in connection with new premium payments and inter-
fund transfers.

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

BFP Securities, LLC
6 Cityplace Drive
Suite 400
St. Louis, MO  63141

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Not applicable.

(d)	State whether registrant has any securities currently issued and outstanding
(yes or no).

Yes.

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper)
and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of November 19, 2010, the Separate Account had approximately 13 beneficial owners of variable life insurance policies supported by the Separate Account.

There are no shareholders with an interest of 10 percent or more of the Separate Account’s outstanding units.

Item 10.	State the current value of the registrant’s total assets.

$ 302,000 as of December 31, 2009.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this amended notification of registration to be duly signed on behalf of the registrant in the City of New York and State of New York on the 30th day of November, 2010.

Signature: ZALICO Variable Separate Account - 2
(formerly KILICO Variable Separate Account - 2) (Name of Registrant)
BY: Zurich American Life Insurance Company
(formerly Kemper Investors Life Insurance Company) (Name of Depositor)
BY: /s/ Richard W. Grilli
Richard W. Grilli Chief Operating Officer and Senior Vice President

Attest:       /s/ Craig Toffolo
(Name)

                     Assistant Secretary